October 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Patrick Gilmore

Dear Mr. Gilmore:

Re:	Yandex N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012; File No. 001-35173

On behalf of Yandex N.V. (“Yandex” or the “Company”), we are responding to the written comment of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 19, 2012, to Mr. Arkady Volozh, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Form 20-F for the year ended December 31, 2011 filed by the Company with the Commission on March 2, 2012 (No. 1-35173) (the “2011 Form 20-F”).

The Company’s response may be found below. For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 8. Financial Information

Note 2 — Summary of Significant Accounting Policies

Investments in Debt Securities, page F-15

1. We note that your investment in credit-linked notes is classified as held to maturity and measured and reported at amortized cost. Please provide the terms of the credit-linked notes and the basis for your accounting treatment, including your consideration of ASU 2010-11 and ASC 815-15-55-101 through 106.

Response:

Terms of the notes:

The principal terms of the credit-linked notes are as follows:

Issuer	ING Bank N.V.	ING Bank N.V.	ING Bank N.V.	ING Bank N.V.
Nominal amount	USD 15,000,000	USD 50,000,000	USD 10,000,000	USD 30,000,000
Issue date	06 October 2011	06 October 2011	06 October 2011	06 October 2011
Maturity date	08 October 2012	07 October 2013	08 October 2012	07 October 2013
Issue price	100%	100%	100%	100%
Interest basis	USD Libor 3M +1.54%	USD Libor 3M + 1.55%	USD Libor 3M + 1.64%	USD Libor 3M + 1.68%
Reference entity	Federal Republic of Germany	Federal Republic of Germany	Kingdom of the Netherlands	Kingdom of the Netherlands
Reference obligation	Maturity: 20 June 2016 ISIN: DE0001134468	Maturity: 20 June 2016 ISIN: DE0001134468	Maturity: 15 July 2015 ISIN: NL0000102242	Maturity: 15 July 2015 ISIN: NL0000102242

The notes are linked to the sovereign obligations of Germany and the Netherlands.  Consequently, these instruments are exposed to credit risks generally applicable to the sovereign debt of those nations, including economic, political, financial or social events, locally or globally, affecting the creditworthiness of those entities.  Such events could adversely affect the market value and/or redemption price of the notes.  Although the notes are referenced on the sovereign obligations of Germany and the Netherlands, the noteholders have no recourse against such sovereigns in the event of any loss. The notes are not principal-protected.

Analysis of accounting treatment:

In determining  the accounting treatment of these credit-linked notes the Company considered the guidance in ASC 815-10-15-25-1 and ASC 815-15-55-101 through 106.

The Company came to a conclusion that the credit-linked notes referenced above include embedded credit default swaps and the credit risk exposure of the reference obligations (German and Dutch sovereign bonds) and the risk exposure arising from the creditworthiness of the issuer (ING Bank) are not clearly and closely related. Thus, the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the debt host contract and, accordingly, the criterion in paragraph 815-15-25-1(a) is met.

The credit-linked notes are not remeasured at fair-value under otherwise applicable generally accepted accounting principles (“US GAAP”) and credit default swaps having the terms noted  would, pursuant to paragraph 815-10-15, be a derivative instrument. Accordingly, the additional criteria in paragraph 815-15-25-1(b) and (c) are satisfied as well.

As all of the criteria are met, the Company acknowledges that in accordance with paragraph 815-10-15-25-1 the embedded credit derivative should be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10.

However, after evaluation of the impact of bifurcation of the embedded derivatives as compared to accounting for both the host contracts and the embedded derivatives at amortized cost, the Company determined the effect to be immaterial (the Company’s analysis is presented below). The Company also does not expect the fair value of the embedded derivatives to change significantly during their terms as the reference obligations are issued by countries with the highest sovereign credit ratings and the term of the notes is relatively short.

ASC 105-10-05-6 states that: “The provisions of the Codification need not be applied to immaterial items”. Accordingly, the Company assessed if non-application of bifurcation had a material impact on the Company’s financial statements for the year ended December 31, 2011.

Staff Accounting Bulletin Topic 1M states that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The Company considered both quantitative and qualitative factors in making its assessment.

The quantitative impacts to the Company’s financial statements for the year ended December 31, 2011 are as follows (in millions of Russian rubles, except for EPS):

	As reported	If bifurcated	Impact, %
Loss on revaluation of embedded derivative	—	(3)	n/a
Net income	5,773	5,770	-0.05%
Basic EPS	18.30	18.29	-0.05%
Diluted EPS	17.59	17.58	-0.06%
Investments in debt securities	6,733	6,730	-0.04%
Total assets	34,076	34,073	-0.01%

Based on the results of the analysis above, management concluded that the bifurcation of the embedded derivative had an immaterial quantitative impact on the Company’s consolidated financial statements.

The Company also evaluated if any qualitative factors could potentially impact its initial assessment that the effect is immaterial. The Company’s qualitative assessment included consideration of the impact bifurcation would have on key performance metrics used by management, investors, and analysts, such as revenues, ex-TAC revenues, adjusted EBITDA, adjusted net income and earnings per share (EPS). The adjustment does not impact revenues or ex-TAC, and adjusted EBITDA, and the impact to adjusted net income and EPS as reported was determined to be insignificant.  Lastly, the treatment would not have changed an income to loss.

Since the item has an immaterial quantitative and qualitative impact on the Company’s consolidated financial statements, the Company has concluded that its accounting treatment is permissible under ASC 105-10-05-06.

Going forward, the Company will continue to monitor the fair value of the embedded derivatives to ensure that it does not become material to the financial statements. Should the Company determine the effect to be material in future assessments, it will make the required adjustments and disclosures in its financial statements as well as in any future filings.

*****

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures made in the filings;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses will address the questions of the Staff. If you have any questions or comments regarding this response letter, please contact either the undersigned at the telephone number or email address indicated above, or Shira Fox at 011-44-20-7645-2524 or via e-mail at shira.fox@wilmerhale.com.

Very truly yours,

Timothy J. Corbett

cc:	Securities and Exchange Commission:
Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant
Jaime John, Staff Accountant

Yandex:
Arkady Volozh, Chief Executive Officer
Alexander Shulgin, Chief Financial Officer

ZAO Deloitte & Touche CIS:
Tom Brown, Partner